February 20, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (816) 435-8630

Thomas A. McDonnell
Chief Executive Officer
DST Systems, Inc.
333 West 11th Street
Kansas City, Missouri 64105

      Re: DST Systems, Inc.
               Definitive 14A
               Filed March 15, 2007
               File No. 001-14036

Dear McDonnell:

      We have reviewed your January 11, 2008 response to our comments of November 30, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

      Please contact me at (202) 551-3729 with any questions.

               Sincerely,

               Craig Slivka
               Attorney Advisor